March 11, 2011

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:	Mr. Brian Cascio
Accounting Branch Chief

Re:	Columbus McKinnon Corporation
Form 10-K for the fiscal year ended March 31, 2010
Filed May 28, 2010
Form 10-Q for the fiscal quarter ended December 31, 2010
File No. 000-27618

Dear Mr. Cascio:

By this letter, Columbus McKinnon Corporation (the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Columbus McKinnon Corporation Form 10-K for the fiscal year ended March 31, 2010 and to the Columbus McKinnon Corporation Form 10-Q for the fiscal quarter ended December 31, 2010.

Set forth below is the Company’s response to the letter of comments, dated February 25, 2011, to the Company from the Commission.  The responses noted below have been numbered to correspond to those of the comment letter.

Form 10-K for the fiscal year ended March 31, 2010

SEC Comment Letter:
Item 9A.  Controls and Procedures, page 29
1.	Please amend your filing to include a signed independent auditors’ report.

Company Response:
The Company will amend its filing to include a signed independent auditors’ report.

SEC Comment Letter:
Item 8.  Financial Statements and Supplementary Data, page F-1
2.	Please amend your filing to include a signed independent auditors’ report.

Company Response:
The Company will amend its filing to include a signed independent auditors’ report.

SEC Comment Letter:
Consolidated Balance Sheets, page F-3
3.	Please tell us why you include the word “net” in the goodwill line item. Clarify what other items are included in this line.

Company Response:
The Company included the word “net” in the goodwill line item because the balance of goodwill as of March 31, 2009 was net of a goodwill impairment charge recorded in that fiscal year.  There are no items other than goodwill that are included in the goodwill line item on the balance sheet.  The Company’s basis in the goodwill has been permanently reduced by the recorded impairment charge.  As such in future filings, the Company will remove the word “net” from the goodwill line item.

SEC Comment Letter:
Note 12.  Pensions and Other Benefit Plans, page F-23
4.
In the table on page F-28, we see the disclosure regarding your retirement plan asset allocation.  With a view toward providing enhanced disclosure in future filings, please tell us how you considered the disclosure requirements of FASB ASC 715-20-50-1(d)(5)(ii), particularly in regard to providing details of the equity securities holdings segregated by industry type, company size or investment objective.  Also refer to FASB ASC 715-20-55-17, including the Method 1 and Method 2 examples.

Company Response:
In preparing form 10-K for the fiscal year ended March 31, 2010, the Company considered the disclosure requirements within FASB ASC 715-20-50-1(d)(5)(ii).  The Company classified its investments within the categories of equity securities, fixed income securities, and cash equivalents, as the Company’s management bases its investment objectives and decisions from these three categories.  The Company’s investment policy as it relates to its pension assets is to invest in broad-based mutual funds, with an investment objective of being diversified.  Further the Company’s investment objective of its equity securities is long-term growth, its objective of the fixed income securities is long-term growth, consistency of income and preservation of capital, and its objective of cash equivalents is preservation of capital.  It is the Company’s position that its investment policy and investment objectives as defined above reduce the risk of concentrations within its investments.  In future filings, we will provide more insight into the Company’s investment policy and objectives in order to make this fact more transparent to the users of our financial statements.

Based on this, it is the Company’s position that the disclosures within page F-28 of Form 10-K for the period ended March 31, 2010 and the additional disclosures to be added in future filings will provide more transparency into our investment policy and objectives in order to adequately address the disclosure requirements of FASB ASC 715-20-50-1(d)(5)(ii).

SEC Comment Letter:
Note 12.  Pensions and Other Benefit Plans, page F-23
5.
In a related matter, we see a portion of your retirement plan assets were measured using Level 3 inputs.  With a view toward providing enhanced disclosure in future filings, please tell us the methodology utilized in determining the fair value.  Refer to FASB ASC 715-20-50-1(d)(3).

Company Response:
The Company’s form 10-Q for the quarter ended December 31, 2010 included the following disclosure related to the fair value of its pension assets that are determined using Level 3 inputs:

“The Company holds fixed income securities within the assets of its defined benefit plans. The fair values of these assets were determined using the fair value hierarchy of inputs described above. These fixed income securities consist primarily of insurance contracts which are carried at their liquidation value based on actuarial calculations and the terms of the contracts.”

In future filings, the Company will include this disclosure to address the disclosure requirements of FASB ASC 715-20-50-1(d)(3).

SEC Comment Letter:
Note 17.  Income Taxes, page F-37
6.
We see your disclosure on page F-39 disclosing the income tax periods presently under audit; however, in future filings, please also disclose the tax years that remain subject to examination by major tax jurisdictions.  Refer to FASB ASC 740-10-50-15(e).

Company Response:
In future filings, the Company will disclose the tax years that remain subject to examination by major tax jurisdictions by adding the following disclosure:

“The Company's major tax jurisdictions are in the United States and Germany.  With few exceptions, the Company is no longer subject to tax examinations by tax authorities in the United States for tax years prior to March 31, 2008 and in Germany for tax years prior to December 31, 2005.”

SEC Comment Letter:
Schedule II – Valuation and Qualifying Accounts, page F-49
7.
We note that you maintain a valuation account for inventory reserves.  Tell us how you considered the guidance in SAB Topic 5BB which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve.  Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.

Company Response:
SAB Topic 5BB states: “43ARB 43, Chapter 4, Statement 5, specifies that: "[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly designated as market."”

It is the Company’s policy to write down the cost basis of inventory for obsolescence.  The reserve disclosed on page F-49 relates only to slow moving inventory, not obsolete inventory and therefore is not a “departure from cost basis accounting” which is defined in ARB 43 as physical obsolescence, changes in price levels, or other causes.  Based on such, it is the Company’s position that the cost basis of its inventory is recorded in accordance with ARB 43 and SAB Topic 5BB.
In future filings, we will remove the term “and obsolete inventory” from Schedule II in form 10-K when describing our inventory reserves.

SEC Comment Letter:
Exhibit 23.1
8.	Please amend your filing to include a signed independent auditors’ consent.

Company Response:
The Company will amend its filing to include a signed independent auditors’ consent.

SEC Comment Letter:
Exhibit 31.1 and 31.2
9.
We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, revise the certification so that the identification of the certifying individual at the beginning of the certification does not include the individual’s title.

Company Response:
In future filings, the Company will revise the certification so that the identification of the certifying individual at the beginning of the certification does not include the individual’s title.

SEC Comment Letter:
Exhibit 31.1 and 31.2
10.	We refer to paragraph 4(d). In future filings, include the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” consistent with Item 601(b)(31)(i) of Regulation S-K.

Company Response:
In future Form 10-K filings, the Company will include the phrase “the registrant’s fourth fiscal quarter in the case of an annual report.”

Form 10-Q for the quarter ended December 31, 2010

SEC Comment Letter:
Item 1.  Condensed Consolidated Balance Sheets, page 3
11.
We note that you present the line item “goodwill and other intangibles, net” in your consolidated balance sheet.  In future filings, please revise to present goodwill as a separate line item on the balance sheet.  In addition, please separate goodwill from other intangible assets that are subject to amortization in the disclosures in Note 6 on page 10.  Refer to FASB ASC 350-20-45-1.

Company Response:
In future Form 10-Q filings, the Company will present goodwill as a separate line item in its condensed consolidated balance sheet.  In addition, in future filings, the Company will separate goodwill from other intangible assets that are subject to amortization within the footnote disclosures.

SEC Comment Letter:
Liquidity and Capital Resources, page 26
12.
We refer to your disclosure of letters of credit.  We note that your outstanding letters of credit has increased from approximately $7.9 million as of March 31, 2010 to $14.4 million as of December 31, 2010.  With a view toward providing enhanced disclosure in future filings, please tell us the nature of your letters of credit.

Company Response:
As of December 31, 2010, the Company had two categories of letters of credit:  stand-by letters of credit (approximately $5.3 million) and documentary letters of credit (approximately $9.1 million).  The stand-by letters of credit exist to support future potential insurance claim payouts and future potential warranty payouts.  The documentary letters of credit are used as a form of payment to suppliers in foreign countries.  The increase in the documentary letters of credit from March 31, 2010 to December 31, 2010 relates to one letter of credit in the amount of approximately $6 million, which is scheduled to mature in April 2012.

Pursuant to your request, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Staff provide any further comments or questions with regard to this inquiry as soon as possible by telephone, fax, or email to the undersigned at (716) 689-5550 (phone), (716) 689-5598 (fax), or karen.howard@cmworks.com.

Yours truly,

Columbus McKinnon Corporation

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President – Finance and
Chief Financial Officer
(Principal Financial Officer)